Pricing Supplement dated February 26, 1997                        Rule 424(b)(3)
(To Prospectus dated March 9, 1994 and                         File No. 33-52359
Prospectus Supplement dated March 9, 1994

                        TOYOTA MOTOR CREDIT CORPORATION

                  Medium-Term Note - Floating Rate/Fixed Rate
________________________________________________________________________________

Principal Amount:  $10,000,000               Trade Date: February 26, 1997
Issue Price:  100%                       Original Issue Date: March 14, 1997
Initial Interest Rate:  See "Additional      Net Proceeds to Issuer: $10,000,000
                Terms of the Notes"          Principal's Discount
Interest Payment Period: See "Additional      or Commission: 0.0%
                Terms of the Notes"
Stated Maturity Date: March 14, 2007

________________________________________________________________________________

Calculation Agent:  Bankers Trust Company
Interest Calculation:
    [ ]  Regular Floating Rate Note       [X]  Floating Rate/Fixed Rate Note
    [ ]  Inverse Floating Rate Note             (Fixed Rate Commencement
          (Fixed Interest Rate):                 Date): September 14, 1999
    [ ]  Other Floating Rate Note                   (Fixed Interest Rate): 8%
          (see attached)

    Interest Rate Basis: [ ]  CD Rate [ ] Commercial Paper Rate [ ] Prime Rate
            [ ]  Eleventh District Cost of Funds Rate [ ]  Federal Funds Rate
            [X]  LIBOR   [ ]  Treasury Rate       [ ]  Other (see attached)
                     If LIBOR, Designated LIBOR Page:  [ ]  Reuters Page:
                                              [x]  Telerate Page: 3750

    Initial Interest Reset Date: June 14, 1997        Spread (+/-): +0.67%
    Interest Rate Reset Period: Quarterly             Spread Multiplier:  N/A
     through September 14, 1999
    Interest Reset Dates:    June 14, September 14,   Maximum Interest Rate: N/A
     December 14 and March 14, commencing June 14,
     1997 to and including September 14, 1999 (the Fixed
     Rate Commencement Date)
    Interest Payment Dates: June 14, September 14,   Minimum Interest Rate:  N/A
      December 14 and March 14, commencing           Index Maturity: 3 month
      June 14, 1997 to and including September 14,   Index Currency:  U.S.
      1999; thereafter each September 14                              dollars
      until Maturity and the Stated Maturity Date

Day Count Convention:
    [X]  30/360 for the period from   9/14/99 to 3/14/2007
    [X]  Actual/360 for the period from 3/14/97 to but excluding 9/14/1999
    [ ]  Other (see attached)                        to

Redemption:
    [ ] The Notes cannot be redeemed prior to the Stated Maturity Date.
    [X] The Notes may be redeemed prior to Stated Maturity Date as set forth under "Additional Terms of the Notes - Redemption".
        Initial Redemption Date: September 14, 1999
        Initial Redemption Percentage:    100%
        Annual Redemption Percentage Reduction: N/A

Repayment:
    [x] The Notes cannot be repaid prior to the Stated Maturity Date.
    [ ] The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %
Currency:
    Specified Currency:  U.S. dollars
        (If other than U.S. dollars, see attached)
    Minimum Denominations:
        (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [ ]  Yes     [x] No
    Total Amount of OID:
    Yield to Maturity:
    Initial Accrual Period:

Form:  [x] Book-entry            [ ] Certificated

                          ___________________________
                             Chase Securities Inc.

Additional Terms of the Notes

    The Initial Interest Rate for The Medium-Term Notes offered by this pricing supplement will be equal to LIBOR determined on March 12, 1997 plus 0.67%.

    Interest Payment Periods will be quarterly through September 13, 1999 and annually thereafter, except that the last Interest Payment Period will be the period from and including September 14, 2006 through but excluding the Stated Maturity Date.

    Notwithstanding anything else to the contrary set forth in the Prospectus and the Prospectus Supplement: (i) if any Interest Reset Date or any Interest Payment Date occurring prior to (but not including) September 14, 1999 would otherwise be a day that is not a New York and London Business Day, such Interest Reset Date or Interest Payment Date, as applicable, will be postponed to the next succeeding day that is a New York and London Business Day, except that if such New York and London Business Day falls in the next succeeding calendar month, such Interest Reset Date or Interest Payment Date, as applicable, will be the immediately preceding New York and London Business Day; (ii) if any Interest Payment Date occurring on or after September 14, 1999 would otherwise be a day that is not a New York Business Day, such Interest Payment Date will be postponed to the next succeeding day that is a New York Business Day and the related payment of interest shall be made on such next succeeding New York Business Day as if made on the Interest Payment Date, and no interest will accrue on the amount so payable from and after such Interest Payment Date; and
(iii) the Interest Reset Date occurring on September 14, 1999 (i.e., the date on which the Notes will begin to accrue interest at a fixed rather than a floating rate) shall not be changed whether or not such day is a New York Business Day or a New York and London Business Day.

    For purposes of this pricing supplement, (A) a "New York and London Business Day" shall mean a day that is both (x) any day other than a Saturday or Sunday, or any other day on which banks in the City of New York are generally authorized or obligated by law or executive order to close; and (y) any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market; and (B) a "New York Business Day" shall mean a day other than a Saturday or Sunday, or any other day on which banks in the City of New York are generally authorized or obligated by law or executive order to close.

Redemption

    The Notes are subject to redemption by TMCC, in whole but not in part, on the Initial Redemption Date stated above, and on every December 14, March 14, June 14 and September 14 thereafter, subject to not less than 20 nor more than 60 days' prior notice.

Plan of Distribution

    Under the terms of and subject to the conditions of an Appointment Agreement dated as of May 16, 1996 (the "Agreement"), between TMCC and Chase Securities Inc., Chase Securities Inc., acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 100.00% of their principal amount. Chase Securities Inc. may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at varying prices related to prevailing market prices at the time of resale, as determined by Chase Securities Inc.

    Under the terms and conditions of the Agreement, Chase Securities Inc. is committed to take and pay for all of the Notes offered hereby if any are taken.

    Affiliates of Chase Securities Inc. have in the past and may in the future engage in general financing and banking transactions with TMCC and its affiliates.

Certain U.S. Tax Considerations

        The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary concerns U.S. Holders (as defined in the Prospectus Supplement) who hold the Notes as capital assets and does not deal with special classes of holders such as dealers in securities or currencies, persons who hold the Notes as a hedge against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, or U. S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash. The discussion below is based upon the Internal Revenue Code of 1986, as amended, and final, temporary and proposed United States Treasury Regulations. Persons considering the purchase of the Notes should consult with and rely solely upon their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences arising under the laws of any other domestic or foreign taxing jurisdiction.

        Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation". Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces such discussion under the caption "United States Taxation" in the Prospectus Supplement.

        U.S. Holders. The Notes provide for a floating rate of interest set at a variable rate based on LIBOR until September 14, 1999 and then bear interest at a fixed rate of 8% until the Stated Maturity Date. However, TMCC may redeem the Notes on September 14, 1999 and on any December 14, March 14, June 14 and September 14 thereafter until Maturity. The general rule under the regulations regarding the determination of OID on a debt obligation is that in determining the yield and maturity of a debt instrument that provides an issuer with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that if exercised require payments to be made on the debt instrument under an alternative schedule, the issuer will be deemed to exercise such option or combinations of options in a manner that minimizes the yield on the debt instrument. Under the foregoing rules, the Notes are treated as if they will be redeemed by TMCC on the Initial Redemption Date, September 14, 1999.

        The stated interest on the Notes, set at LIBOR plus .67%, is deemed to be a qualified floating rate for federal income tax purposes, and all stated interest is qualified stated interest. Thus, the amount payable with respect to a Note at the Floating Interest Rate should be includible in income by a U.S. Holder as ordinary interest at the time the interest payments are accrued or are received in accordance with such U.S. Holder s regular method of accounting for tax purposes.

        If contrary to the presumption in the regulations, TMCC does not redeem the Notes on the Initial Redemption Date, then solely for the purposes of accruing OID, the Notes will be treated as having been reissued at their face amount as of such date bearing a new fixed interest rate of 8%.